[redacted]

15049466

...MMISSION
...ington, D.C. 20549

SEC Mail Processing Section
MAR 06 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Magner Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road, Suite 105
(No. and Street)

Atlanta	**Georgia**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Magner **(404) 266-1361**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Charles Buchholz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Magner Securities, LLC, as

of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Notary Public

NORILYN MEARDY
NOTARY PUBLIC
Fulton County
State of Georgia
My Commission Expires June 4, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

MAGNER SECURITIES, LLC
Financial Statements and Schedules
as of 12/31/2014
With
Report of Independent Auditor - Financial Statements
Report of Independent Auditor - Broker Dealers Annual Exemption Report
Broker Dealers Annual Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Magner Securities, LLC

We have audited the accompanying financial statements of Magner Securities, LLC which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Magner Securities, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magner Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Magner Securities, LLC financial statements. The information is the responsibility of Magner Securities, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

MAGNER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents		
Accounts receivable	$	28,064
Prepaid Expenses		14,468
		15,277
Total assets	$	57,809

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to parent	$	6,370
Other accounts payable		1,223
Accrued expenses		6,370
Notes payable		7,826
Total liabilities		21,789
Member's Equity		36,020
Total liabilities and member's equity	$	57,809

The accompanying notes are an integral part of these financial statements.

MAGNER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:		
Commissions	$	18,690
Fees		14,468
Total revenues		33,158
EXPENSES:		
Management fees to parent		876
Occupancy		1,193
Interest Expense		307
Communications		111
Agent Commissions		7,855
Other operating expenses		45,610
Total expenses		55,952
NET LOSS	$	(22,794)

The accompanying notes are an integral part of these financial statements.

MAGNER SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (22,794)
Noncash items included in net loss:	
Increase in due to parent	3,006
Increase in prepaid expenses	(195)
Increase in accounts receivables	(11,268)
Increase in other accounts payable	1,223
Increase in accrued expenses	6,370
CASH USED BY OPERATING ACTIVITIES	(23,658)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution by member	27,000
Financing on insurance contract	10,062
Principal payments on insurance contract financing	(9,031)
CASH PROVIDED BY FINANCING ACTIVITIES	28,031
NET INCREASE IN CASH	4,373
CASH, at beginning of year	23,691
CASH, at end of year	$ 28,064

SUPPLEMENTAL CASH FLOW INFORMATION

Interest expense	$ 307

The accompanying notes are an integral part of these financial statements.

MAGNER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, December 31, 2013	$	31,814
Capital contribution		27,000
Net Loss		(22,794)
Balance, December 31, 2014	$	36,020

The accompanying notes are an integral part of these financial statements.

MAGNER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2014

CORPORATE ORGANIZATION AND BUSINESS

Magner Securities, LLC (the "Company"), was formed during February 2002 and is wholly-owned by Magner.network, LLC ("Parent"), In May 2004, the Company became a registered broker-dealer.

The Company is subject to the regulations of the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and the Securities Division of the state of Georgia.

At December 31, 2014, the Company's principle business activity is offering variable contracts with securities investment features, and providing oversight control and administrative support for non-producing registered representatives.

SUMMARY OF SIGNIFICCANT ACCOUNTING POLICIES

Estimates: The preparation of statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes: The Company is organized as a Georgia Limited Liability Company, taxable as a sole proprietorship. Therefore, all income, losses, and tax credits flow through and are taxed in the income tax returns of its Parent that is also a flow-through limited liability company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax provisions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

Date of Management's Review: Subsequent events were evaluated through February 25, 2015 which is the date the financial statements were available to be issued.

Reserve for Commission Chargebacks: Commission revenues arising from the sale of certain investment arrangements, are subject to refund in the ordinary course of business. The Company provides a reserve, when needed, for such refunds/chargebacks based on historic experience.

SUMMARY OF SIGNIFICCANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its bank account at a high credit quality financial institution. At times, the balance may exceed federally insured limits.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2104, the Company had net capital of $6,275, which was $1,275, in excess of its required net capital of $5,000 and the ratio of aggregated indebtedness to net capital was 3.47 to 1.0.

EXPENSE SHARING AGREEMENT AND RELATED PARTIES

The Company has an expense sharing agreement with its Parent. Under the terms of the agreement, the Company shares general administrative support personnel, office facilities and other general and administrative costs with the Parent in exchange for management fees. Monthly management fees are based on the Company's portion of actual costs incurred by the Parent for the month. Expenses under the agreement in the accompanying financial statements for 2014 total approximately $3,006.

Financial position and results of operations would differ form the amounts in the accompanying financial statement if these related party transaction did not exist.

NOTE PAYABLE

The note payable represents insurance premium financing that bears interest at 10.45% and is due in monthly payments of principal and interest through July 1, 2015.

MAGNER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2014

NET LOSS

The Company had operating losses in 2014, 2013 and 2012 and was dependent upon capital contributions from its Member for working capital and net capital. The Member has represented that the Member has the means, and will, to make capital contributions, if needed, to insure survival of the Company through at least January 1, 2016. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

MAGNER SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2014

COMPUTATION OF NET CAPITAL:		
Total member's equity	$	36,020
Less nonallowable assets		
Accounts receivable		(14,468)
Prepaid expenses		(15,277)
Net Capital	$	6,275
AGGREGATE INDEBTEDNESS	$	21,789
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
EXCESS NET CAPITAL	$	1,275
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL		347.2%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014

Net capital as reported in Part Iia of Form X-17A-5	$	6,275
Net capital as reported above	$	6,275

MAGNER SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMSSION RULE 15c3-3
December 31, 2014

The company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Section A.(k)(2)(i) of the rule and does not hold customers' funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Magner Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Magner Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Magner Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions"); and, (2) Magner Securities, LLC stated that Magner Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Magner Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Magner Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

MAGNER SECURITIES, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Magner Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(I) of the Rule.

Magner Securities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 3r 1, 2014 without exception.

Richard E. Magner
February 12, 2015

MAGNER SECURITIES, LLC, Member FINRA
MONARCH PLAZA, SUITE 105, 3414 PEACHTREE ROAD, N.E., ATLANTA GA 30326